Exhibit 99.2

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2020 and September 30, 2021	F-2

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine months ended September 30, 2020 and 2021	F-4

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2020 and 2021	F-5

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2020 and 2021	F-7

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-9

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
			Note 2(d)
Assets
Current assets:
Cash and cash equivalents	4,678,109	10,470,237	1,624,955
Time deposits	4,720,089	4,521,003	701,649
Accounts receivable, net	1,053,641	1,347,468	209,124
Amount due from related parties	164,732	1,470,094	228,155
Prepayments and other current assets	1,765,787	2,525,591	391,967
Short-term investments	3,357,189	9,439,311	1,464,958

Total current assets	15,739,547	29,773,704	4,620,808

Non-current assets:
Property and equipment, net	761,941	1,363,808	211,660
Production cost, net	667,876	893,204	138,623
Intangible assets, net	2,356,959	3,259,237	505,826
Deferred tax assets	20,918	20,918	3,246
Goodwill	1,295,786	1,633,509	253,517
Long-term investments, net	2,232,938	4,186,112	649,674
Other long-term assets	789,643	1,336,589	207,435

Total non-current assets	8,126,061	12,693,377	1,969,981

Total assets	23,865,608	42,467,081	6,590,789

Liabilities
Current liabilities:
Accounts payable	3,074,298	4,198,301	651,566
Salary and welfare payable	734,376	902,181	140,016
Taxes payable	127,192	148,421	23,035
Short-term loans	100,000	934,306	145,002
Deferred revenue	2,118,006	2,661,401	413,043
Accrued liabilities and other payables	1,237,676	1,917,825	297,642
Amount due to related parties	—	84,117	13,055

Total current liabilities	7,391,548	10,846,552	1,683,359

Non-current liabilities:
Long-term debt	8,340,922	7,856,580	1,219,322
Other long-term liabilities	350,934	340,708	52,877

Total non-current liabilities	8,691,856	8,197,288	1,272,199

Total liabilities	16,083,404	19,043,840	2,955,558

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share data)

	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
			Note 2(d)
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2020; US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of September 30, 2021)	52	52	8
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 271,507,165 shares issued, 268,204,838 shares outstanding as of December 31, 2020; US$0.0001 par value; 9,800,000,000 shares authorized, 306,931,325 shares issued, 303,872,227 shares outstanding as of September 30, 2021)	172	197	31
Additional paid-in capital	14,616,302	35,277,795	5,475,028
Statutory reserves	17,884	17,884	2,776
Accumulated other comprehensive income/(loss)	141,129	(32,991)	(5,120)
Accumulated deficit	(7,175,339)	(11,876,553)	(1,843,212)

Total Bilibili Inc.’s shareholders’ equity	7,600,200	23,386,384	3,629,511

Noncontrolling interests	182,004	36,857	5,720

Total shareholders’ equity	7,782,204	23,423,241	3,635,231

Total liabilities and shareholders’ equity	23,865,608	42,467,081	6,590,789

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Nine Months Ended September 30
	2020	2021	2021
	RMB	RMB	US$ Note 2(d)
Net revenue
Mobile games	3,673,726	3,795,576	589,064
Value-added services	2,598,437	5,040,368	782,253
Advertising	1,120,348	2,935,805	455,630
E-commerce and others	766,338	1,831,152	284,190
Total net revenues	8,158,849	13,602,901	2,111,137

Cost of revenues	(6,262,797)	(10,657,556)	(1,654,027)

Gross profit	1,896,052	2,945,345	457,110
Operating expenses:
Sales and marketing expenses	(2,471,403)	(4,033,248)	(625,950)
General and administrative expenses	(633,263)	(1,299,386)	(201,662)
Research and development expenses	(1,028,993)	(2,042,245)	(316,951)

Total operating expenses	(4,133,659)	(7,374,879)	(1,144,563)

Loss from operations	(2,237,607)	(4,429,534)	(687,453)
Other income/(expenses):
Investment income/(loss), net (including impairments)	19,187	(100,852)	(15,652)
Interest income	68,306	43,784	6,795
Interest expense	(73,804)	(105,370)	(16,353)
Exchange gains/(losses)	28,329	(19,560)	(3,036)
Others, net	23,891	(38,938)	(6,043)

Total other income/(expenses), net	65,909	(220,936)	(34,289)

Loss before tax	(2,171,698)	(4,650,470)	(721,742)

Income tax	(38,608)	(62,502)	(9,700)

Net loss	(2,210,306)	(4,712,972)	(731,442)
Accretion to redeemable noncontrolling interests	(4,292)	—	—
Net loss attributable to noncontrolling interests	30,693	11,758	1,825

Net loss attributable to the Bilibili Inc.’s shareholders	(2,183,905)	(4,701,214)	(729,617)

Net loss	(2,210,306)	(4,712,972)	(731,442)

Other comprehensive loss:
Foreign currency translation adjustments	(115,950)	(174,120)	(27,023)
Total other comprehensive loss	(115,950)	(174,120)	(27,023)

Total comprehensive loss	(2,326,256)	(4,887,092)	(758,465)

Accretion to redeemable noncontrolling interests	(4,292)	—	—
Net loss attributable to noncontrolling interests	30,693	11,758	1,825

Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(2,299,855)	(4,875,334)	(756,640)

Net loss per share, basic	(6.36)	(12.50)	(1.94)
Net loss per share, diluted	(6.36)	(12.50)	(1.94)
Net loss per ADS, basic	(6.36)	(12.50)	(1.94)
Net loss per ADS, diluted	(6.36)	(12.50)	(1.94)
Weighted average number of ordinary shares, basic	343,156,614	376,073,065	376,073,065
Weighted average number of ordinary shares, diluted	343,156,614	376,073,065	376,073,065
Weighted average number of ADS, basic	343,156,614	376,073,065	376,073,065
Weighted average number of ADS, diluted	343,156,614	376,073,065	376,073,065
Share-based compensation expenses included in:
Cost of revenues	24,427	50,069	7,771
Sales and marketing expenses	28,728	38,195	5,928
General and administrative expenses	109,346	387,857	60,194
Research and development expenses	76,036	216,226	33,558

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2019	85,364,814	53	242,751,341	155	10,718,190	13,463	466,229	(4,145,606)	583,976	7,636,460
Net loss	—	—	—	—	—	—	—	(2,179,613)	(30,693)	(2,210,306)
Impact of adoption of credit loss guidance	—	—	—	—	—	—	—	(17,900)	—	(17,900)
Share-based compensation	—	—	—	—	238,537	—	—	—	—	238,537
Share issuance from exercise of share options	—	—	3,740,852	3	—	—	—	—	—	3
Issuance of ordinary shares, net of issuance costs of US$563	—	—	17,310,696	12	2,817,446	—	—	—	—	2,817,458
Shares redesignation	(1,649,700)	(1)	1,649,700	1	—	—	—	—	—	—
Accretion to redeemable noncontrolling interests	—	—	—	—	(4,292)	—	—	—	(1,672)	(5,964)
Capital injection in subsidiaries by noncontrolling interests	—	—	—	—	—	—	—	—	21,463	21,463
Acquisition of subsidiaries	—	—	270,435	*	120,865	—	—	—	41,627	162,492
Purchase of noncontrolling interests	—	—	1,731,100	1	300,728	—	—	—	(416,785)	(116,056)
Foreign currency translation adjustment	—	—	—	—	—	—	(115,950)	—	—	(115,950)

Balance at September 30, 2020	83,715,114	52	267,454,124	172	14,191,474	13,463	350,279	(6,343,119)	197,916	8,410,237

*	Less than 1.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2020	83,715,114	52	268,204,838	172	14,616,302	17,884	141,129	(7,175,339)	182,004	7,782,204
Net loss	—	—	—	—	—	—	—	(4,701,214)	(11,758)	(4,712,972)
Share-based compensation	—	—	—	—	692,347	—	—	—	—	692,347
Share issuance from exercise of share options	—	—	2,533,229	2	—	—	—	—	—	2
Share issuance upon secondary public offering (“HK IPO”), net of issuance costs of HKD 337,143	—	—	28,750,000	18	19,266,792	—	—	—	—	19,266,810
Issuance ordinary shares related to long-term investment	—	—	1,045,700	1	(1)	—	—	—	—	—
Share issuance upon the conversion of convertible bonds	—	—	2,854,277	3	449,908	—	—	—	—	449,911
Capital injection in subsidiaries by noncontrolling interests	—	—	—	—	—	—	—	—	2,040	2,040
Acquisition of subsidiaries	—	—	484,183	1	265,060	—	—	—	(14,749)	250,312
Purchase of noncontrolling interests	—	—	—	—	(12,613)	—	—	—	(120,680)	(133,293)
Foreign currency translation adjustment	—	—	—	—	—	—	(174,120)	—	—	(174,120)

Balance at September 30, 2021	83,715,114	52	303,872,227	197	35,277,795	17,884	(32,991)	(11,876,553)	36,857	23,423,241

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the Nine Months Ended September 30,
	2020	2021	2021
	RMB	RMB	US$ Note 2(d)
Cash flows from operating activities:
Net loss	(2,210,306)	(4,712,972)	(731,442)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	227,841	371,172	57,605
Amortization of intangible assets	888,777	1,348,504	209,285
Amortization of right-of-use assets	66,206	117,451	18,228
Amortization of debt issuance costs	13,059	16,621	2,580
Share-based compensation expenses	238,537	692,347	107,451
Allowance for doubtful accounts	61,168	103,408	16,049
Inventory provision	5,542	12,269	1,904
Deferred income taxes	(6,941)	(4,541)	(705)
Unrealized exchange losses/(gains)	1,008	(1,282)	(199)
Unrealized fair value changes of investments	(18,583)	88,155	13,681
Loss on disposal of property and equipment	—	611	95
Loss from equity method investments	5,663	19,548	3,034
Revaluation of previously held equity interests	—	12,562	1,950
Impairments of long-term investments	8,000	65,432	10,155
Changes in operating assets and liabilities:
Accounts receivable	(514,830)	(356,950)	(55,398)
Amount due from related parties	(12,571)	(9,098)	(1,412)
Prepayments and other assets	(367,983)	(1,230,303)	(190,940)
Other long-term assets	(62,308)	(134,362)	(20,853)
Accounts payable	413,902	697,953	108,321
Salary and welfare payable	170,371	164,397	25,514
Taxes payable	38,321	21,916	3,401
Deferred revenue	734,362	509,174	79,023
Accrued liabilities and other payables	672,644	189,396	29,394
Other long-term liabilities	(13,558)	(5,686)	(882)
Net cash provided by/(used in) operating activities	338,321	(2,024,278)	(314,161)

Cash flows from investing activities:
Purchase of property and equipment	(450,515)	(603,001)	(93,584)
Purchase of intangible assets	(927,751)	(2,015,992)	(312,877)
Purchase of short-term investments	(21,581,502)	(45,832,390)	(7,113,075)
Maturities of short-term investments	19,891,098	40,173,128	6,234,772
Cash consideration paid for purchase of subsidiaries, net of cash acquired	(280,555)	(230,770)	(35,815)
Cash paid for long-term investments including loans	(1,032,056)	(4,310,998)	(669,056)
Repayment of loans from investees	3,500	534,125	82,895
Cash received from disposal/return of investments	75,171	45,842	7,115
Placements of time deposits	(7,825,593)	(6,582,567)	(1,021,598)
Maturities of time deposits	4,603,670	6,728,120	1,044,188
Net cash used in investing activities	(7,524,533)	(12,094,503)	(1,877,035)

Cash flows from financing activities:
Proceeds of short-term loans	200,000	1,034,797	160,598
Repayment of short-term loans	(100,000)	(214,882)	(33,349)
Purchase of noncontrolling interests	(247,539)	(58,488)	(9,077)
Capital injections from noncontrolling interests	103,450	2,040	317
Proceeds from exercise of employees’ share options	3	2	*
Proceeds from issuance of ordinary shares, net of issuance costs of US$563 and HKD337,143, respectively	2,817,458	19,288,423	2,993,516
Proceeds from issuance of convertible senior notes, net of issuance costs of US$13,857	5,594,779	—	—

Net cash provided by financing activities	8,368,151	20,051,892	3,112,005

Effect of exchange rate changes on cash and cash equivalents held in foreign currencies	(217,128)	(140,983)	(21,885)
Net increase in cash and cash equivalents	964,811	5,792,128	898,924
Cash and cash equivalents at beginning of the period	4,962,660	4,678,109	726,031

Cash and cash equivalents at end of the period	5,927,471	10,470,237	1,624,955

*	Less than 1.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands)

	For the Nine Months Ended September 30,
	2020	2021	2021
	RMB	RMB	US$ Note 2(d)
Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	54,172	56,237	8,728
Cash paid for interest expense	50,251	77,667	12,054
Supplemental schedule of non-cash investing and financing activities:
Accretion to redeemable noncontrolling interests	5,964	—	—
Property and equipment purchases financed by accounts payable	104,700	393,431	61,060
Acquisitions and investments financed by payables	64,182	281,889	43,748
Intangible assets purchases financed by accounts payable	929,786	801,547	124,398
Issuance of ordinary shares in the business combination, purchase of noncontrolling interests and investment addition	612,492	829,748	128,775
Issuance of ordinary shares in connection with debt conversion	—	449,911	69,825

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

Bilibili Inc. (the “Company” or “Bilibili”), a company incorporated in the Cayman Islands on December 23, 2013 as an exempted company is an online entertainment platform for young generations. The Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”), is primarily engaged in the operation of providing online entertainment services to users in the People’s Republic of China (the “PRC” or “China”).

As of September 30, 2021, the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Bilibili HK Limited	Hong Kong Y2014	100	Investment holding
Hode HK Limited	Hong Kong Y2014	100	Investment holding
Bilibili Co., Ltd.	Japan Y2014	100	Business development
Hode Shanghai Limited (“Hode Shanghai”)	PRC Y2014	100	Technology development
Shanghai Bilibili Technology Co., Ltd.	PRC Y2016	100	Technology development

Major VIEs and VIEs’ subsidiaries	Place and Year of Incorporation Acquisition	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Shanghai Hode Information Technology Co., Ltd. (“Hode Information Technology”)	PRC Y2013	100	Mobile game operation
Shanghai Kuanyu Digital Technology Co., Ltd. (“Shanghai Kuanyu”)	PRC Y2014	100	Video distribution and game distribution
Sharejoy Network Technology Co., Ltd. (“Sharejoy Network”)	PRC Y2014	100	Game distribution
Shanghai Hehehe Culture Communication Co., Ltd. (“Shanghai Hehehe”)	PRC Y2014	100	Comics distribution
Shanghai Anime Tamashi Cultural Media Co., Ltd. (“Shanghai Anime Tamashi”)	PRC Y2015	100	E-commerce

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations (Continued)

Liquidity

The Group incurred net losses of RMB2,210.3 million and RMB4,713.0 million for the nine months ended September 30, 2020 and 2021, respectively. Net cash provided by and used in operating activities was RMB338.3 million and RMB2,024.3 million for the nine months ended September 30, 2020 and 2021, respectively. Accumulated deficit was RMB7,175.3 million and RMB11,876.6 million as of December 31, 2020 and September 30, 2021, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors. In 2020, the Company completed an offering of convertible senior notes due 2027 (the “2027 Notes”) raising US$786.1 million (RMB5,594.8 million), after deducting commissions and offering expenses, and the Company issued 17,310,696 Class Z Ordinary Shares to Sony Corporation of America, raising US$399.4 million (RMB2,817.5 million), after deducting offering expenses. On March 29, 2021, Bilibili successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange. The Company issued a total of 28,750,000 Class Z ordinary shares in the global offering, including the fully exercised over-allotment option of 3,750,000 Class Z ordinary shares on April 21, 2021. Net proceeds from the global offering, including the over-allotment option, after deducting underwriting fees and other offering expenses, were approximately HKD22.9 billion (RMB19.3 billion). Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the unaudited interim condensed consolidated financial statements. The Group’s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies

a) Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for a complete set of financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X.

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of September 30, 2021, and the results of operations and cash flows for the nine months ended September 30, 2020 and 2021. The consolidated balance sheet at December 31, 2020 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes as of and for the year ended December 31, 2020. Results for the nine months ended September 30, 2021 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Significant accounting policies followed by the Group in the preparation of the accompanying unaudited interim condensed consolidated financial statements are summarized below.

b) Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company’s subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company’s subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

c) Use of estimates

The preparation of the Group’s unaudited interim condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the average playing period for paying players, and assessment for the impairment of long-term investments accounted for using the measurement alternative.

d) Convenience Translation

Translations of balances on the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of operations and comprehensive loss and unaudited interim condensed consolidated statements of cash flows from RMB into US$ as of and for the nine months ended September 30, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4434, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2021, or at any other rate.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Concentrations and Risks

a) Telecommunications service provider

The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the nine months ended September 30, 2020 and 2021 was as follows:

	For the Nine Months Ended September 30,
	2020	2021
Total number of telecommunications service providers	107	120
Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure	3	3
Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers	55%	57%

b) Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits, short-term and long-term investments, and long-term debt denominated in the U.S. dollars. Most of the Group’s revenues, costs and expenses are denominated in RMB, while the long-term debt and a portion of cash and cash equivalents, time deposits, short-term and long-term investments are denominated in U.S. dollars. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.

c) Credit risk

The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, accounts receivable, and money market funds and financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks and other financial institutions. As of December 31, 2020 and September 30, 2021, substantially all of the Group’s cash and cash equivalents and time deposits were held in major financial institutions located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is primarily derived from revenue earned from mobile game services (mainly relates to remittances due from payment channels and distribution channels) and advertising services. There was no individual payment channel that had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2020 and September 30, 2021. One distribution channel had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2020 and September 30, 2021, respectively, as follows:

RMB in thousands	December 31, 2020	September 30, 2021
Distribution channel A	146,907	211,593

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Concentrations and Risks (Continued)

d) Major customers and supplying channels

No single customer represented 10% or more of the Group’s net revenues for the nine months ended September 30, 2020 and 2021.

The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. Mobile game revenues generated through this distribution channel accounted for approximately 13% of the Group’s total net revenues for the nine months ended September 30, 2020, and there is no single distribution channel of mobile games generated 10% or more of the Group’s net revenues for the nine months ended September 30, 2021.

e) Mobile games

Mobile game revenues accounted for 45% and 28% of the Group’s total net revenues for the nine months ended September 30, 2020 and 2021, respectively.

One mobile game individually contributing more than 10% of the Group’s total net revenues for the nine months ended September 30, 2020 was as follows. No mobile games individually contributed more than 10% of the Group’s total net revenues for the nine months ended September 30, 2021.

	For the Nine Months Ended September 30,
	2020	2021
Mobile game 1	13%	N/A

4. Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	December 31, 2020	September 30, 2021

	RMB in thousands
Prepayments for revenue-sharing cost*	782,518	1,052,535
Prepayments for sales tax	202,025	420,339
Inventories, net	160,006	356,388
Loans to investees or ongoing investments	187,672	186,513
Prepayments of marketing and other operational expenses	64,068	181,657
Prepayments to inventory suppliers	19,970	96,587
Deposits	51,661	81,667
Prepayments/receivables relating to jointly invested content	28,664	34,022
Prepayments for content cost	195,175	23,249
Interest income receivable	6,396	7,361
Others	67,632	85,273

Total	1,765,787	2,525,591

*

App stores retain commissions on each purchase made by the users through the App stores. The Group is also obligated to pay ongoing licensing fees in form of royalties to the third-party game developers. Licensing fees consist of fees that the Group pays to content owners for the use of licensed content, including trademarks and copyrights, in the development of games. Licensing fees are either paid in advance and recorded on the balance sheets as prepayments or accrued as incurred and subsequently paid. Additionally, the Group defers the revenue from licensed mobile games over the estimated average playing period of paying players given that there is an implied obligation to provide on-going services to end-users. The related direct and incremental platform commissions as well as game developers’ licensing fees are deferred and reported in “Prepayments and Other Current Assets” on the unaudited interim condensed consolidated balance sheets.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Short-term Investments

The following is a summary of short-term investments:

	December 31,	September 30,
	2020	2021

	RMB in thousands
Financial products	2,866,643	8,082,156
Investments in publicly traded companies	434,609	1,288,907
Money market funds	55,937	68,248

Total	3,357,189	9,439,311

The Group recorded investment income of RMB29.9 million and RMB194.3 million related to short-term investments on the unaudited interim condensed consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2020 and 2021, respectively.

6. Property and Equipment, Net

The following is a summary of property and equipment, net:

	December 31, 2020	September 30, 2021

	RMB in thousands
Leasehold improvements	118,581	193,268
Servers and computers	1,286,310	2,159,871
Others	30,750	48,297

Total	1,435,641	2,401,436
Less: accumulated depreciation	(673,700)	(1,037,628)

Net book value	761,941	1,363,808

Depreciation expenses were RMB227.8 million and RMB371.2 million for the nine months ended September 30, 2020 and 2021, respectively. No impairment charge was recognized for any of periods presented.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Intangible Assets, Net

The following is a summary of intangible assets, net:

	As of December 31, 2020
	Gross carrying value	Accumulated amortization	Net carrying value

	RMB in thousands
Licensed copyrights of content	4,556,683	(2,891,742)	1,664,941
License rights of mobile games	299,786	(119,493)	180,293
Intellectual property and others	753,282	(241,557)	511,725

Total	5,609,751	(3,252,792)	2,356,959

	As of September 30, 2021
	Gross carrying value	Accumulated amortization	Net carrying value

	RMB in thousands
Licensed copyrights of content	6,231,069	(4,018,309)	2,212,760
License rights of mobile games	434,634	(205,570)	229,064
Intellectual property and others	1,195,125	(377,712)	817,413

Total	7,860,828	(4,601,591)	3,259,237

Amortization expenses were RMB888.8 million and RMB1,348.5 million for the nine months ended September 30, 2020 and 2021, respectively. No impairment charge was recognized for any of periods presented.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Long-term Investments, Net

The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.

	December 31, 2020	September 30, 2021

	RMB in thousands
Equity investments using the measurement alternative	1,791,393	3,102,798
Equity investments accounted for using the equity method	188,199	168,650
Investments accounted for at fair value	253,346	914,664

Total	2,232,938	4,186,112

Equity investments using the measurement alternative

The Group did not disclose the fair value of alternative measure method investments if it is not practicable to estimate the fair value of its alternative measure method investments for which a quoted market price is not available due to both excessive cost as well as lack of available information on fair value of such investments. Specifically, many of the investees are start-up companies in China and operate in emerging industries for which the Group has not been able to estimate their fair values. For those equity investments having observable price changes in orderly transactions for the identical or similar investments of the same issuers, the Group would disclose the fair value of the alternative measure method investments.

Nil and RMB12.6 million re-measurement loss of equity investments accounted for using the measurement alternative was recognized for the nine months ended September 30, 2020 and 2021, respectively.

Equity investments accounted for using the equity method

RMB5.7 million and RMB19.5 million of the Group’s proportionate share of equity investee’s net loss, was recognized in “Investment income/(loss), net” for the nine months ended September 30, 2020 and 2021, respectively.

Investments accounted for at fair value

Investments accounted for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities great than one year and investments in publicly traded companies with an intention of holding greater than one year. A gain of RMB15.2 million and a loss of RMB175.7 million resulted from the change in fair value was recognized in “Investment income/(loss), net” for the nine months ended September 30, 2020 and 2021, respectively.

The Group also received cash dividends of nil and RMB26.5 million from certain investees for the nine months ended September 30, 2020 and 2021, respectively.

The Group recorded impairment charges for long-term investments of RMB8.0 million and RMB65.4 million as “Investment income/(loss), net” for the nine months ended September 30, 2020 and 2021, respectively, as the Group determined the fair value of these investments was less than their carrying value.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Taxation

Composition of income tax

The following table presents the composition of income tax expenses for the nine months ended September 30, 2020 and 2021:

	For the Nine Months Ended September 30,
	2020	2021

	RMB in thousands
Current income tax expenses	32,606	54,341
Withholding income tax expenses	12,943	12,702
Deferred tax benefits	(6,941)	(4,541)

Total	38,608	62,502

The Group’s effective tax rate for the nine months ended September 30, 2020 and 2021 was -1.8% and -1.3%, respectively. The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Taxes Payable

The following is a summary of taxes payable as of December 31, 2020 and September 30, 2021:

	December 31, 2020	September 30, 2021

	RMB in thousands
VAT payable	50,881	45,168
EIT payable	31,181	37,793
Withholding individual income taxes for employees	20,465	32,090
Withholding income tax payable	18,300	30,316
Others	6,365	3,054

Total	127,192	148,421

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2020 and September 30, 2021:

	December 31, 2020	September 30, 2021

	RMB in thousands
Accrued marketing expenses	783,455	886,910
Payables to producers and licensors	63,307	418,513
Leasing liabilities-current portion	150,402	197,477
Consideration payable for acquisitions and investments	125,363	189,607
Professional fees	38,573	69,658
Deposits	14,791	38,617
Interest payable	14,041	24,223
Other staff related cost	13,872	23,356
Advances from/payables to third parties	5,869	17,935
Others	28,003	51,529

Total	1,237,676	1,917,825

12. Long-term Debt

2026 Notes

In April 2019, the Group issued US$500.0 million of 2026 Notes with an interest rate of 1.375% per annum. The net proceeds to the Company from the issuance of the 2026 Notes were US$488.2 million (RMB3,356.1 million), net of issuance costs of US$11.8 million (RMB81.1 million). The 2026 Notes may be converted, at an initial conversion rate of 40.4040 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$24.75 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of April 1, 2026.

The issuance costs of the 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the nine months ended September 30, 2020 and 2021, the 2026 Notes related interest expense was US$6.4 million (RMB44.5 million) and US$6.3 million (RMB40.5 million), respectively.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Long-term Debt (Continued)

2027 Notes

In June 2020, the Group issued US$800.0 million of 2027 Notes with an interest rate of 1.25% per annum. The net proceeds to the Company from the issuance of the 2027 Notes were US$786.1 million (RMB5,594.8 million), net of issuance costs of US$13.9 million (RMB98.6 million). The 2027 Notes may be converted, at an initial conversion rate of 24.5516 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$40.73 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of June 15, 2027.

The issuance costs of the 2027 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 15, 2027). For the nine months ended September 30, 2020 and 2021, the 2027 Notes related interest expense was US$3.9 million (RMB27.1 million) and US$8.9 million (RMB57.8 million), respectively.

As of December 31, 2020 and September 30, 2021, the principal amount of 2026 Notes was RMB3,262.5 million and RMB2,784.6 million, respectively. The unamortized debt issuance costs were RMB58.1 million and RMB42.8 million as of December 31, 2020 and September 30, 2021, respectively.

As of December 31, 2020 and September 30,2021, the principal amount of 2027 Notes was RMB5,219.9 million and RMB5,188.3 million, respectively. The unamortized debt issuance costs were RMB83.3 million and RMB73.5 million as of December 31, 2020 and September 30, 2021, respectively.

The following table provides a summary of the Company’s unsecured senior notes as of December 31, 2020 and September 30, 2021:

	December 31,	September 30,	Effective interest rate
	2020	2021
	Amounts	Amounts

	RMB in thousands
2026 Notes	3,204,309	2,741,803	1.74%
2027 Notes	5,136,613	5,114,777	1.52%

Carrying value	8,340,922	7,856,580
Unamortized discount and debt issuance costs	141,448	116,292

Total principal amounts of unsecured senior notes	8,482,370	7,972,872

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Share-based Compensation

As of September 30, 2021, total unrecognized compensation expenses related to unvested awards granted under the Global Share Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB4,621.6 million, which is expected to be recognized over a weighted-average period of 4.0 years and may be adjusted for future changes in estimated forfeitures.

The following table presents a summary of the Group’s share options activities for the nine months ended September 30, 2021:

	Total Number of shares	Weighted Average Exercise Price
	(In thousands)	US$
Outstanding at January 1, 2021	22,297	2.0236
Granted	3,551	0.0001
Exercised	(2,533)	0.0001
Forfeited	(233)	0.0001

Outstanding at September 30, 2021	23,082	1.9548

Exercisable at September 30, 2021	1,339	0.0001

The weighted average grant date fair value of share options granted for the nine months ended September 30, 2021 was RMB457.8 (US$70.6) per share, respectively.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Net Loss per Share

For the nine months ended September 30, 2020 and 2021, the Company had potential ordinary shares, including share options granted and ordinary shares issuable upon the conversion of the 2026 Notes and 2027 Notes, where applicable. As the Group incurred losses for the nine months ended September 30, 2020 and 2021, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share.

For the nine months ended September 30, 2020, the numbers of share options and the number of ordinary shares issuable upon the conversion of the 2026 Notes and 2027 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 7,297,562 shares, 20,202,000 shares and 19,641,280 shares, respectively.

For the nine months ended September 30, 2021, the numbers of share options and the number of ordinary shares issuable upon the conversion of the 2026 Notes and 2027 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 13,143,917 shares, 19,164,376 shares and 19,641,280 shares, respectively.

The following table sets forth the computation of basic and diluted net loss per share for the nine months ended September 30, 2020 and 2021:

	For the Nine Months Ended September 30,
	2020	2021

	RMB in thousands, except for share and per share data
Numerator:
Net loss	(2,210,306)	(4,712,972)
Accretion to redeemable noncontrolling interests	(4,292)	—
Net loss attributable to noncontrolling interests	30,693	11,758

Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation	(2,183,905)	(4,701,214)

Denominator:
Weighted average number of ordinary shares outstanding, basic	343,156,614	376,073,065
Weighted average number of ordinary shares outstanding, diluted	343,156,614	376,073,065
Net loss per share, basic	(6.36)	(12.50)
Net loss per share, diluted	(6.36)	(12.50)

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Related Party Transactions and Balances

The Group entered into the following significant related party transactions for the periods presented:

	For the Nine Months Ended September 30,
	2020	2021

	RMB in thousands
Purchases of goods and services	5,895	56,494
Acquire of long-term investments	110,039	—
Purchase of noncontrolling interests	257,288	—
Sales of goods and services	2,725	11,078

The Group had the following significant related party balances as of December 31, 2020 and September 30, 2021, respectively:

	December 31, 2020	September 30, 2021

	RMB in thousands
Amount due from related parties
Due from an investment fund	74,235	51,135
Due from other investees	90,497	1,418,959

Total	164,732	1,470,094

Amount due to related parties	—	84,117

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Acquisitions

Transactions with one animation content production company (“Anime Business”)

Prior to 2021, the Group held 8.1% equity share of Anime Business through several investments with preferred rights, which was accounted for as long-term investments using alternative measure method. In January 2021, the Group acquired remaining equity with the total consideration of RMB612.3 million, including the cash consideration of RMB369.1 million and 400,000 restricted Class Z ordinary shares. Upon the completion of this transaction in January 2021, the Group held 100% of equity interests in the Anime Business, which became a consolidated subsidiary of the Group.

The consideration of acquisition of Anime Business was allocated based on their fair value of the assets acquired and the liabilities assumed as follows:

	Amount	Amortization Period
	RMB in thousands
Net assets acquired	189,763
Intangible assets
—Brand	85,000	8 years
—Vendor relationship	75,000	10 years
—Non-compete clause	54,000	6 years
Goodwill	283,402

Total	687,165

Total purchase price comprised of:

Amount
RMB in thousands
Cash consideration	369,124
Share consideration	243,203
Fair value of previously held equity interests	74,838

Total	687,165

Goodwill arising from this acquisition was attributable to the synergies between ability of animation content production and the Group’s strategy to expand its content library.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Acquisitions (Continued)

Other acquisitions

For the year ended December 31, 2020, and for the nine months ended September 30, 2021, the Group completed several other acquisitions, to complement its existing businesses and achieve synergies. The acquired entities individually and in aggregate were insignificant. The Group’s other acquisitions were summarized in the following table:

	For the Year Ended December 31, 2020	For the Nine Months Ended September 30, 2021	Amortization Period

	Amount
	RMB in thousands
Net assets/(liabilities) acquired	18,495	(33,466)
Intangible assets
—Projects	69,000	64,000	3 to 4.5 years
—Copyrights	49,000	2,100	3 to 10 years
—Non-compete clause	—	12,000	6 years
—Vendor relationship	86,000	—	10 years
—Others	700	1,500	5 years
Noncontrolling interests	(44,064)	—
Deferred tax liabilities	(49,140)	—
Goodwill	283,760	54,321

Total	413,751	100,455

Total purchase price comprised of:

	For the Year Ended December 31, 2020	For the Nine Months Ended September 30, 2021
	Amount
	RMB in thousands
Cash consideration	295,323	76,900
Share consideration	118,428	23,555

Total	413,751	100,455

Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the years ended December 31, 2020 and to the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2021, either individually or in aggregate.

17. Subsequent Events

The Group has evaluated subsequent events through the date the unaudited interim condensed consolidated financial statements are issued, with no other material events or transactions identified that should have been recorded or disclosed in the unaudited interim condensed consolidated financial statements.